LIPIDVIRO TECH, INC.
4720 Salisbruy Road
Jacksonville, FL 32256

July 1, 2014

VIA EDGAR
Edward M. Kelly
Senior Counsel, U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	LipidViro Tech, Inc. Current Report on Form 8-K Filed May 5, 2014 Amendment to Current Report on Form 8-K Filed May 15, 2014 File No. 0-49655

Dear Mr. Kelly:

We are in receipt of your letter dated June 9, 2014, to Mr. Vincent Genovese, our President and Chief Executive Officer, in regard to the above-referenced Current Report on Form 8-K and the Amendment to Current Report on Form 8-K (the “Comment Letter”).  We are in the process of responding to the comments of the staff of the Division of Corporation Finance contained in the Comment Letter.  As per your discussion today with Zachary Blumenthal, Esq., please accept this correspondence as confirmation that our response to the Comment Letter is due on or before July 15, 2014.

Please also copy the following individuals on all future correspondence: David Danovitch, Esq., ded@robinsonbrog.com; Zachary Blumenthal, Esq., zb@robinsonbrog.com; and Avraham Adler, Esq., asa@robsinonbrog.com.

Thank you for your attention to this matter.

Sincerely,

LipidViro Tech, Inc.

/s/ Vincent Genovese
Vincent Genovese
President and Chief Executive Officer